

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

September 21, 2009

Mr. Mark A. Maki
Vice President – Finance
Enbridge Energy Partners, L.P.
1100 Louisiana Street, Suite 3300
Houston, Texas 77002

> **Re:** **Enbridge Energy Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 19, 2009**
> **Response Letter dated August 6, 2009**
> **File No. 1-10934**

Dear Mr. Maki:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Draft Compensation Discussion and Analysis

Elements of Compensation, page A-3

1. We note that awards under the various short- and long-term incentive compensation plans you refer to are contingent on meeting various performance targets at the corporate, business unit, and individual levels. Please revise to disclose all qualitative and quantitative performance targets applicable to awards for each of your NEOs in 2008. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Service Agreements and Allocation of Compensation to the Partnership, page A-5

2.   We note that you were allocated over 75% of Mr. Letwin's 2008 compensation, but he spent only 30% of his time working for you during that period. Please explain how you concluded that no adjustment was necessary to the amount you reimbursed for the compensation of your NEOs in 2008.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        Please contact John Lucas at (202) 551-5798 or, in his absence, John Madison at (202) 551-3296 with any other questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director